

July 27, 2012

Via Secure E-mail
Wong Siu Hong
Chief Executive Officer
Maxclean Holdings Ltd.
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China

> **Re: Maxclean Holdings Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 16, 2012**
> **CIK No. 0001550880**

Dear Mr. Hong:

We have reviewed your confidential draft registration statement and response letter and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Net current liabilities, page 50

1. As of the date of your next submission of your amended Form F-1, please tell us the amount subsequently collected of your trade receivable balance of RMB14,686,413 as of December 31, 2011, so that we may better assess the lack of an allowance account.

2. You present single figures of net cash flows from investing and financing activities on your Condensed Statements of Cash Flows. However, this is not allowed if cash changes from investing and financing activities individually exceed 10% of the average of net cash flows from operating activities for the most recent three years. Based on our calculations it appears that 10% of your average net cash flows from operating activities is approximately RMB14,593. Based on your Consolidated Statements of Cash Flows on page F-6, you have multiple investing and financing line items that exceed RMB14,593. Refer to Rule 10-01(4) of Regulation S-X for guidance.

3. Please amend your filing to disclose separately the amounts of cash dividends paid to you for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively. Refer to Rule 12-04(b) of Regulation S-X for guidance.

Industry, page 59

China Market for Clean-Room Products, page 59

4. We note your response to comment 17 in our letter dated June 20, 2012, in which you indicate that you have removed market data from your prospectus. You continue to state in the last paragraph on page 60 that "this industry is expected to grow." Please revise your disclosure to state whether it is your belief that the industry will grow, or otherwise provide the basis for your statement.

Principal and Selling Shareholders, page 81

5. We note your response to comment 28 in our letter dated June 20, 2012. Please note that the host country is the United States. Please revise your disclosure to indicate the number of record holders in the United States. See Item 7.A.2. and General Instruction F of Form 20-F.

You may contact Tracey Mckoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Sarah Guo, Esq.
    Norton Rose